Mail Stop 6010

July 10, 2007

Timothy S. Nelson
President and Chief Executive Officer
MAP Pharmaceuticals, Inc.
2400 Bayshore Parkway, Suite 200
Mountain View, CA 94043

> **Re: MAP Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 18, 2007**
> **File No. 333-143823**

Dear Mr. Nelson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 38

1. Please disclose the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

2. Please disclose and provide us with additional information regarding your determination of the estimated volatility for your stock. Please provide further detail as to how you identified "industry peers" as discussed in paragraphs A22 and A43 of SFAS 123(R). Specify how you considered the stage of life cycle, size and financial leverage of the "industry peers" that you looked to in estimating your volatility factor.

Note 2. Summary of Significant Accounting Policies, page F-7

Research and Development Costs, page F-10

3. Please disclose the types of costs included in research and development, including salaries, contractor fees, building costs, utilities, administrative expenses and allocations of corporate costs.

Note 5. Commitments and Contingencies, page F-15

License and Supply Agreements, page F-16

4. Please expand your disclosure to include the length of and termination provisions for all of the agreements. In addition, include a description of the events that will trigger the milestone payments.

Note 7. Redeemable Convertible Preferred Stock, page F-19

5. Please tell us how you determined that the redeemable convertible preferred stock should not be classified as a liability under SFAS 150.

Note 9. Stock Option Plan, page F-22

6. Upon completion of the pricing of this offering we may have comments on your accounting for stock compensation and related disclosure. Provide quantitative and qualitative disclosures explaining the difference between the expected offering price and the fair value of your recent stock sales.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Patrick A. Pohlen
       Latham & Watkins LLP
       140 Scott Drive
       Menlo Park, CA 94025